

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2025

Werner Cautreels
Chief Executive Officer
Traws Pharma, Inc.
12 Penns Trail
Newtown, PA 18940

> **Re: Traws Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 15, 2025**
> **File No. 333-284285**

Dear Werner Cautreels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Christopher L. Tinen, Esq.